650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 27, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoff Kruczek Nicholas Pannos

Re:	Polycom, Inc. Schedule TO-I Filed September 13, 2013, as amended September 17, 2013 File No. 005-47513

Dear Mr. Kruczek:

On behalf of Polycom, Inc. (“Polycom” or the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2013, relating to the above-referenced Schedule TO-I (the “Schedule TO”) and related Offer to Purchase dated September 13, 2013 (the “Offer to Purchase”). Defined terms used herein shall have the meaning specified in the Schedule TO and Offer to Purchase.

Where applicable, our responses indicate the additions or revisions we included in Amendment No. 2 to the Schedule TO (“Amendment No. 2”), as filed with the SEC on the date hereof. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Offer to Purchase

Certain Effects of the Offer, page 15

1.	Please refer to the sentence before the bullet points on page 15. Expand to provide the disclosure required by Item 1006(c) of Regulation M-A as to the persons/entities specified in Instruction C to Schedule TO.

In response to the Staff’s comment, the Company has revised Item 6 of the Schedule TO to provide the requested disclosure.

AUSTIN   BRUSSELS   GEORGETOWN, DE   HONG KONG   LOS ANGELES   NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC

Securities and Exchange Commission

September 27, 2013

Determination of Validity, page 19

2.	We note the disclosure that indicates the issuer’s determinations are final and binding. Revise to state that holders may challenge the issuer’s determinations in a court of competent jurisdiction. Please make corresponding revisions elsewhere in your document where similar language appears.

In response to the Staff’s comment, the Company has revised Item 4 of the Schedule TO and Item 11 of the Schedule TO to provide the requested disclosure.

Conditions of the Offer, page 23

3.	Please refer to the last paragraph on page 25, where you state, “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” This language suggests that once an offer condition is triggered, you may defer or not make the decision as to whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. In addition, all offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived before the expiration date and cannot be treated as “ongoing” rights that might be asserted following the date of offer expiration. Please revise the offer condition to conform with our position, or advise.

On behalf of Polycom, we hereby confirm Polycom’s understanding that if a condition to the Offer is triggered prior to the Expiration Date, and Polycom elects to proceed with the Offer, then this decision by Polycom to proceed with the Offer despite the triggered condition would constitute a waiver of such condition. Polycom also understands that depending on the materiality of the waived condition and the number of days remaining in the Offer, Polycom may be required to extend the Offer and recirculate new disclosure to holders. We further confirm Polycom’s understanding that all Offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived before the Expiration Date and cannot be treated as “ongoing” rights that might be asserted after the Expiration Date. In response to the Staff’s comment, the Company has revised Item 4 of the Schedule TO to include the requested disclosure.

4.	We do not object to the inclusion of offer conditions in an issuer tender offer provided that the offer conditions are objectively determinable. To the extent that the offer conditions may be asserted based on subjective determinations made by the issuer on matters within their control, the issuer tender offer may be viewed as being illusory and therefore in contravention of Section 14(e). Please revise to remove the implication that the offer is illusory because actions or inactions by the issuer may be used as a justification to assert an offer condition, or advise.

Securities and Exchange Commission

September 27, 2013

On behalf of Polycom, we hereby confirm Polycom’s understanding that Offer conditions may not be asserted based on subjective determinations made by the issuer on matters within their control. In response to the Staff’s comment, the Company has revised Item 4 of the Schedule TO to remove the implication that the offer is illusory because actions or inactions by Polycom may be used as a justification to assert an Offer condition.

Source and Amount of Funds, page 26

5.	If you do not have in place alternative financing arrangements or plans, please state so directly. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised Item 7 of the Schedule TO to include the requested disclosure.

Miscellaneous, page 46

6.	Please tell us how the limitations expressed in the first paragraph are consistent with Rule 13e-4(f)(8) or revise to be consistent with that rule.

In response to the Staff’s comment, the Company has revised Item 4 of the Schedule TO to clarify that the Company is relying on Rule 13e-4(f)(9)(ii).

7.	Consistent with your disclosure on page 14, please revise the fourth paragraph to clarify that the prohibition in Rule 13e-4 also applies to the issuer’s affiliates.

In response to the Staff’s comment, the Company has revised Item 4 of the Schedule TO to include the requested disclosure.

Letter of Transmittal

8.	Please refer to page 8. While we do not object to language confirming that the undersigned agree with the offer terms, it is inappropriate to require representations as to what the “undersigned understands.” Please revise, as appropriate.

In response to the Staff’s comment, the Company has revised Item 11 of the Schedule TO to delete the language in the Letter of Transmittal requiring the tendering security holder to represent and warrant that the person understands matters described in the offer to purchase.

Securities and Exchange Commission

September 27, 2013

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, a written statement from Polycom acknowledging the foregoing is attached hereto as Annex A.

Please direct any questions with respect to this letter to the undersigned at (650) 320-4736 or jmacias@wsgr.com, or to Sayed M. Darwish, the Company’s Chief Legal Officer and Executive Vice President, Corporate Development, at (408) 586-6000 or sayed.darwish@polycom.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jose F. Macias

Jose F. Macias

cc:	Sayed M. Darwish

Polycom, Inc.

Mark A. Bertelsen

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati, Professional Corporation

ANNEX A

[POLYCOM LETTERHEAD]

September 27, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoff Kruczek Nicholas Pannos

Re:	Polycom, Inc. Schedule TO-I Filed September 13, 2013, as amended September 17, 2013 File No. 005-47513

Dear Mr. Kruczek:

Pursuant to the Staff’s letter dated September 19, 2013 to Polycom, Inc. (the “Company”) with respect to the Company’s Schedule TO-I filed on September 13, 2013, as amended September 17, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, POLYCOM, INC.

/s/ Sayed M. Darwish

Sayed M. Darwish Chief Legal Officer and Executive Vice President, Corporate Development